Prospectus

Bragg Capital Trust

Queens Road Value Fund

Queens Road Small Cap Value Fund

September 29, 2007

100 Queens Road
Charlotte, NC 28204
(800) 595-3088

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Funds are open end, non-diversified funds having the primary investment objective of seeking long-term capital growth. The Queens Road Value Fund primarily invests in the equity securities of US companies. The Queens Road Small Cap Value Fund primarily invests in the equity securities of small capitalization U.S. Companies. These funds are not bank deposits, not FDIC insured and may lose value.

Table of Contents

See Back Cover For Additional Information

Risk /Return Summary

Queens Road Value Fund

Queens Road Small Cap Value Fund

Investment Goal of the Funds
Growth of Capital.

Principal Investment Strategies
The Funds are open end, non-diversified funds having the primary investment objective of seeking long-term capital growth. To pursue their objective, the Funds invest primarily in the equity securities of U.S. companies. Each Fund's assets are invested using a value-oriented strategy. This means each fund seeks to buy securities whose prices are low in relation to what the Fund's Investment Adviser believes is the true value of the securities. The Queens Road Small Cap Value Fund ("Queens Road Small Cap") invests primarily in companies with capitalizations of no more than $2 billion. The Queens Road Value Fund does not have a limitation on the market capitalizations of the companies in which it invests.

Important Notice Regarding Change In Investment Policies
The Queens Road Small Cap Value Fund investment policy regarding market capitalization restrictions described above is considered non-fundamental. This means it can be changed without shareholder approval. However, in the event of a change in this policy the Fund will provide at least 60 days notice to shareholders prior to a change in this policy.

Principal Risk Factors
Investment in the Funds is subject to following principal risks including, among others:

General risk. There is no assurance that the Funds will meet their investment goal. Loss of money is a risk of investing in the Funds. Each fund's share price, and the value of your investment, may change. When the value of a Fund's investments goes down, so does its share price.

Stock market volatility. While stocks have historically outperformed other asset classes over the long term, stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. Different parts of the market can react differently to these developments.

Value investing. The value approach to investing involves the risk that those stocks may remain undervalued. Value stocks as a group may be out of favor and underperform the overall equity market for a long period of time, while the market concentrates on "growth" stocks. In addition, a Fund may forgo investments that show growth potential if they are inconsistent with its value investment strategy.

Value funds often concentrate much of their investments in certain industries, and thus will be more susceptible to factors adversely affecting issuers within that industry than would a more diversified portfolio of securities.

Small cap securities (A Principal Investment Strategy of the Queens Road Small Cap Value Fund only).) Investing in the securities of small companies involves special risks. Among other things, the prices of securities of small companies generally are more volatile than those of larger companies; the securities of small companies generally are less liquid; and smaller companies generally are more likely to be adversely affected by poor economic or market conditions.

In addition, it is anticipated that some of the Fund's portfolio securities may not be widely traded, and that the Fund's position in such securities may be substantial in relation to the market for such securities. Accordingly, it may be difficult for the Fund to dispose of such securities quickly at prevailing market prices.

Investments in securities of companies with small market capitalizations are generally considered to offer greater opportunity for appreciation but also may involve greater risks than customarily are associated with more established companies. The securities of smaller companies may be subject to more abrupt fluctuations in market price than larger, more established companies. Small companies have limited product lines, markets or financial resources, or they may be dependent upon a limited management group. In addition to exhibiting greater volatility, small cap stocks may, to a degree, fluctuate independently of larger cap stocks, i.e., small cap stocks may decline in price as the prices of large cap stocks rise or vice versa.

Diversification. The Funds are non-diversified. They may invest a greater portion of its assets in the securities of one issuer than diversified funds. Economic, political, or other conditions that affect the industries or issuers in which the Funds may be heavily invested may result in greater fluctuation in the price of the Funds' shares than if the Funds were more widely diversified. Each Fund does intend to meet certain tax diversification requirements.

Issuer-specific changes. The value of an individual security can be more volatile than the market as a whole and can perform differently than the value of the market as a whole.

Portfolio strategy. The investment adviser's skill in choosing appropriate investments for the Funds will determine in part each Fund's ability to achieve its investment objective.

Non-Principal Investment Strategies

Each Fund reserves the right to invest in other securities which may include other types of stocks, such as stocks of larger companies, foreign companies, growth companies, or fixed income investments including investment grade bonds and high risk bonds (often called junk bonds).

Bar Chart & Performance Table

Queens Road Value Fund
The bar chart shows the changes in the annual total return for the Queens Road Value Fund from year to year. The annual total returns assume the reinvestment of all distributions.



For the year to date period ended June 30, 2007 the Queens Road Value Fund total return was 5.91%. During the periods shown in the bar chart, the highest quarterly return was 15.9% for the quarter ended June 30, 2003 and the lowest quarterly return was 3.89% for the quarter ended March 31, 2003.

The table below shows how the average annual returns of the Queens Road Value Fund, before the deduction of taxes (Return Before Taxes), compares to its benchmark, a broad measure of market performance. The table also shows the after-tax returns calculated using the historical highest individual federal marginal income tax rates (without regard for phaseouts of certain exemptions, deductions and credits) and do not reflect the impact of state or local taxes. Your actual after tax returns will vary based on your own tax situation which may be different from those shown.

All performance results reflect any applicable expense waivers or subsidies in effect during the period shown; without these, the returns would have been lower.

Average Annual Total Returns For the Period Ended December 31, 2006

Queens Road Value Fund	One Year Ending 12/31/06	Since Inception 6/13/02
Return Before Taxes	16.31%	13.22%
Return After Taxes on Distributions	15.65%	12.27%
Return After Taxes on Distributions	10.73%	10.97%
Benchmark: S&P500/CitigroupValue Index*	20.83%	12.36%

In November of 2005, Standard and Poors discontinued the S&P 500/Barra Value Index which was until that time the Queens Road Value Fund's primary benchmark. Standard and Poors replaced the S&P500/Barra Value Index with the S&P500/Citigroup Value Index which the Fund will use as it primary benchmark.

Queens Road Small Cap Value Fund
The bar chart shows the changes in the annual total return for the Queens Road Small Cap Value Fund from year to year. The annual total returns assume the reinvestment of all distributions.



For the year to date period ended June 30, 2007 the Queens Road Small Cap Value Fund total return was 10.5%. During the periods shown in the bar chart, the highest quarterly return was 16.95% for the quarter ended June 30, 2003 and the lowest quarterly return was -3.26% for the quarter ended June 30, 2006.

The table below shows how the average annual returns of the Queens Road Small Cap Value Fund, before the deduction of taxes (Return Before Taxes), compare to its benchmark, a broad measure of market performance. The table also shows the after-tax returns calculated using the historical highest individual federal marginal income tax rates (without regard for phaseouts of certain exemptions, deductions and credits) and do not reflect the impact of state or local taxes. Your actual after tax returns will vary based on your own tax situation which may be different from those shown.

All performance results reflect any applicable expense waivers or subsidies in effect during the period shown; without these, the returns would have been lower.

Average Annual Total Returns For the Period Ended December 31, 2006

Queens Road Small Cap Value Fund	One Year Ending 12/31/06	Since Inception 6/13/02
Return Before Taxes	10.02%	15.88%
Return After Taxes On Distributions	8.98%	15.07%
Return After Taxes on Distributions and Sale of Fund Shares	7.16%	13.53%
Benchmark: Russell 2000 Value Index	23.48%	15.62%

The Funds' Adviser voluntarily waived all or a portion of its management fee from inception through 12/31/2004. Had the Funds' Adviser not waived its management fee, each Funds' performance would have been lower. The Adviser is not required to waive its management fee in the future and may stop doing so at anytime at its discretion.

The information in these tables shows that the fund's performance will vary over different time periods. Past performance (before and after taxes) is not necessarily an indication of future performance. Neither Fund is a complete investment program and you may lose money by investing in either Fund.

The performance information in the chart and table is based upon calendar year periods, while the performance information presented under the caption "Financial Highlights' and in the Funds' shareholder reports and Statement of Additional Information is based upon the Funds' fiscal year end.

Fees & Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of a Fund.

Shareholder Fees (fees paid directly from your investment)	Queens Road Value	Queens Road Small Cap
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None

Annual Fund Operating Expenses (expenses deducted from Fund assets)	Queens Road Value	Queens Road Small Cap
Management & Advisory Fees*	.95%	1.35%
12b-1 Shareholder Servicing Fees	None	None
Other Expenses*	.00%	.00%
Acquired Fund Fees and Expenses	.00%	.00%
Fee Waiver	.01%	.02%
Total Annual Fund Operating Expenses	**.96%**	**1.37%**

*The Funds' investment Adviser has contractually agreed in its Investment Advisory Agreement to pay all operating expenses of each Fund except for brokerage, taxes, interest, litigation expenses, and other extraordinary expenses. These fees are reduced as certain net asset levels are reached as follows:

** Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets shown in the Financial Highlights section which do not include Acquired Fund Fees and Expenses.

Net Assets	Queens Road Value Management Fee	Queens Road Small Cap Management Fee
$0 - $250,000,000	0.95%	1.35%
$250,000,001 - $500,000,000	0.85%	1.25%
Greater Than $500,000,000	0.80%	1.15%

These funds are not bank deposits, not FDIC insured and may lose value.

Example:
This example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds. This example assumes:
· You invest $10,000 in each Fund for the time period indicated.
· You redeem all of your shares at the end of those periods.
· Each Fund has a 5% annual return and its operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Queens Road Value	$97	$303	$526	$1,167
Queens Road Small Cap	$137	$428	$740	$1,625

Queens Road Value Fund

Investment Objectives, Principal Strategies, and Related Risks

Investment Objective and Policies

The investment objective of the Fund is growth of capital. Investments will be made based on their potential for capital growth. There is no assurance that the Fund will achieve its investment objective. The Fund's investment objective is fundamental and may not be changed without shareholder approval.

Prior to November 26, 2003, the Queens Road Value Fund was named the Queens Road Large Cap Value Fund. Until that time, the Fund followed an investment policy requiring it to invest at least 80% of its net assets in stocks of companies with market capitalizations of greater than $5 billion at the time of purchase. Subsequent to the name change, that investment policy was removed allowing the Fund to invest a greater percentage (without limit) of its net assets in companies with market capitalizations of less than $5 billion.

Principal Investment Strategies

The Fund invests primarily in the equity securities of U.S. companies which include common stocks, preferred stocks and convertible securities. The Fund's investment adviser invests the Fund's assets by pursuing a value-oriented strategy. The strategy begins with a screening process that seeks to identify companies whose stocks sell at discounted price-to-earnings (P/E) and price-to-cash flow (P/CF) multiples. Companies that maintain strong balance sheets and have experienced managements are favored. The investment adviser attempts to identify situations where stock prices are undervalued by the market.

The Fund will sell securities when, in the opinion of the investment adviser, they are trading for more than their intrinsic value, to generate tax losses to offset taxable gains, or if additional cash is needed to fund redemptions.

Principal Risk Factors

Who May Want to Invest in the Fund?
Queens Road Value Fund is designed for investors who seek one or more of the following:
· a stock fund with the long-term goal of growth of capital
· a fund to complement a portfolio of other investments
· are willing to accept significant changes (up or down) in the value of an investment

The fund is NOT appropriate for investors who:
· want to avoid high volatility or possible losses
· want an investment that pursues market trends or focuses on particular sectors or industries
· are pursuing a short-term goal or investing emergency reserve money
· are seeking a high level of regular income or preservation of capital

Main Risks

General risk. There is no assurance that the Fund will meet its investment goal. The Fund's share price, and the value of your investment, may change. When the value of the Fund's investments go down, so does its share price.

Stock market volatility. While stocks have historically outperformed other asset classes over the long term, stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. Different parts of the market can react differently to these developments.

Value Investing. The value approach to investing involves the risk that those stocks may remain undervalued. Value stocks as a group may be out of favor and underperform the overall equity market for a long period of time, while the market concentrates on "growth" stocks. In addition, the Fund may have to forgo investments that show growth potential if they are inconsistent with its value investment strategy.

Value funds often concentrate much of their investments in certain industries, and thus will be more susceptible to factors adversely affecting issuers within that industry than would a more diversified portfolio of securities.

Diversification. The Fund is non-diversified. It may invest a greater portion of its assets in the securities of one issuer than a diversified fund. Economic, political, or other conditions that affect the industries or issuers in which the Fund may be heavily invested may result in greater fluctuation in the price of the Fund's shares than if the Fund were more widely diversified. The Fund does intend to meet certain tax diversification requirements.

Issuer-specific changes. The value of an individual security can be more volatile than the market as a whole and can perform differently than the value of the market as a whole.

Portfolio strategy. The investment adviser's skill in choosing appropriate investments for the Fund will determine in part the Fund's ability to achieve its investment objective.

Non-Principal Investment Strategies

The Fund does not expect to engage in active and frequent trading of securities. However, as market conditions warrant the turnover rate may at times exceed 100%. In order to respond to adverse market conditions, the Fund may assume a temporary defensive position and invest without limit in these instruments. As a result, the Fund may not achieve its investment objective.

Current income is not a primary investment objective of the Fund.

Financial Highlights Information

The financial highlights table is intended to help you understand the Fund's financial performance from the Fund's inception (6/13/2002) through 5/31/2007 and reflects financial results for a single fund share. The total returns in the table represent the rate that an investor would have earned each year on an investment in the Fund (assuming the reinvestment of dividends and distributions). The information for the fiscal years ended May 31, 2004, 2005, 2006 and 2007 has been audited by Cohen Fund Audit Services, Ltd. (formerly known as Cohen McCurdy, Ltd.), whose report, along with the Fund's financial statements, is included in the Fund's Annual Report which is available upon request. Information for the period ended May 31, 2003 was audited by the Fund's previous auditors.

Selected data for a share outstanding throughout the period:

Year Ended:	5/31/07	5/31/06	5/31/05	5/31/04	6/13/02* - 5/31/03
Net Asset Value, at Beginning of Year	$14.17	$13.00	$12.54	$10.74	$10.00
Income From Investment Operations:					
Net Investment Income (Loss) **	0.33	0.15	0.16	0.26	0.19
Net Gain (Loss) on Securities (Realized & Unrealized)	2.46	1.15	1.20	1.76	0.64
Total from Investment Operations	2.79	1.30	1.36	2.02	0.83
Distributions from:					
Net Investment Income	-0.21	-0.05	-0.26	-0.22	-0.09
Capital Gains	-0.10	-0.08	-0.64	0.00	0.00
	-0.31	-0.13	-0.90	-0.22	-0.09
Net Asset Value, at End of Year	$16.65	$14.17	$13.00	$12.54	$10.74
Total Return ***	19.83%	10.03%	10.79% (a)	18.77%	8.43%
Ratios/Supplemental Data:					
Net Assets at End of Year (Thousands)	$9,730	$4,946	$1,388	$534	$355
Before Reimbursement					
Ratio of Expenses to Average Net Assets	0.95%	0.95%	0.95%	0.95%	0.95% (b)
Ratio of Net Investment Income to Average Net Assets	2.12%	1.05%	0.89%	1.22%	1.10% (b)
After Reimbursement					
Ratio of Expenses to Average Net Assets	0.95%	0.95%	0.57%	0.00%	0.00% (b)
Ratio of Net Investment Income to Average Net Assets	2.12%	1.05%	1.27%	2.17%	2.04% (b)
Portfolio Turnover	8.66%	6.54%	54.53%	36.79%	1.73% (b)

* Commencement of Operations

** Net Investment Income/Loss per share amounts were calculated using the average share method.

*** Total return in the above table represents the rate that the investor would have earned or lost on an investment in the fund assuming reinvestment of dividends and is not annualized for periods of less than one year.

(a) Total return before the waiver of related party broker commissions of $332 is 10.79%.

(b) Annualized

Queens Road Small Cap Value Fund

Investment Objectives, Principal Strategies, and Related Risks

Investment Objectives and Policies
The investment objective of the Fund is growth of capital. Investments will be made based on their potential for capital growth. There is no assurance that the Fund will achieve its investment objective. The Fund's investment objective is fundamental and may not be changed without shareholder approval.

Principal Investment Strategies
To pursue its objective, the Fund will normally invest at least 80% of its assets (for the purpose of this requirement, net assets includes net assets plus any borrowings for investment purposes) in equity securities of companies with small market capitalization. Small-cap companies have a market capitalization of no more than $2 billion. Companies whose capitalization increases above $2 billion after purchase continue to be considered small-cap companies for purposes of this 80% investment policy. If the Fund is not in compliance with this 80% investment policy due to fluctuations in the price of securities, the Fund's future investments will be made in a manner that will bring the Fund into compliance with that policy.

The Fund invests primarily in the equity securities of U.S. Companies which include common stocks, preferred stocks and convertible securities. The Fund's investment adviser invests the Fund's assets by pursuing a value-oriented strategy. The strategy begins with a screening process that seeks to identify companies whose stocks sell at discounted price-to-earnings (P/E) and price-to-cash flow (P/CF) multiples. Companies that maintain strong balance sheets and   experienced managements are favored. The investment adviser attempts to identify situations where stock prices are undervalued by the market.

The Fund will sell securities when, in the opinion of the investment adviser, they are trading for more than their intrinsic value, to generate tax losses to offset taxable gains, or if additional cash is needed to fund redemptions.

Principal Risk Factors

Who May Want to Invest in the Fund
The Queens Road Small Cap Value Fund is designed for investors who seek one or more of the following:
· an aggressive stock fund with the long-term goal of growth of capital
· a fund to complement a portfolio of more conservative investments
· are willing to accept significant changes (up or down) in the value of an investment

The fund is NOT appropriate for investors who:
· want to avoid high volatility or possible losses
· want an investment that pursues market trends or focuses on particular sectors or industries
· are pursuing a short term goal or investing emergency reserve money
· are seeking regular income or preservation of capital

Main Risks

General risk. There is no assurance that the Fund will meet its investment goal. The Fund's share price, and the value of your investment, may change. When the value of the Fund's investments go down, so does its share price.

Stock market volatility. While stocks have historically outperformed other asset classes over the long term, stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments. Different parts of the market can react differently to these developments.

Value investing. The value approach to investing involves the risk that those stocks may remain undervalued. Value stocks as a group may be out of favor and underperform the overall equity market for a long period of time, while the market concentrates on "growth" stocks. In addition, the Fund may have to forgo investments that show growth potential if they are inconsistent with its value investment strategy.

Value funds often concentrate much of their investments in certain industries, and thus will be more susceptible to factors adversely affecting issuers within that industry than would a more diversified portfolio of securities.

Small cap securities. Investing in the securities of small companies involves special risks. Among other things, the prices of securities of small companies generally are more volatile than those of larger companies; the securities of small companies generally are less liquid; and smaller companies generally are more likely to be adversely affected by poor economic or market conditions.

In addition, it is anticipated that some of the Fund's portfolio securities may not be widely traded, and that the Fund's position in such securities may be substantial in relation to the market for such securities. Accordingly, it may be difficult for the Fund to dispose of such securities quickly at prevailing market prices.

Investments in securities of companies with small market capitalizations are generally considered to offer greater opportunity for appreciation but also may involve greater risks than customarily are associated with more established companies. The securities of smaller companies may be subject to more abrupt fluctuations in market price than larger, more established companies. Small companies have limited product lines, markets or financial resources, or they may be dependent upon a limited management group. In addition to exhibiting greater volatility, small cap stocks may, to a degree, fluctuate independently of larger cap stocks, i.e., small cap stocks may decline in price as the prices of large cap stocks rise or vice versa.

Diversification. The Fund is non-diversified. It may invest a greater portion of its assets in the securities of one issuer than a diversified fund. Economic, political, or other conditions that affect the industries or issuers in which the Fund may be heavily invested may result in greater fluctuation in the price of the Fund's shares than if the Fund were more widely diversified. The Fund does intend to meet certain tax diversification requirements.

Issuer-specific changes. The value of an individual security can be more volatile than the market as a whole and can perform differently than the value of the market as a whole.

Portfolio strategy. The investment adviser's skill in choosing appropriate investments for the Fund will determine in part the Fund's ability to achieve its investment objective.

Non-Principal Investment Strategies
The fund does not expect to engage in active and frequent trading of securities. However, as market conditions warrant the turnover rate may at times exceed 100%. In order to respond to adverse market conditions, the Fund may assume a temporary defensive position and invest without limit in these instruments. As a result, the fund may not achieve its investment objective.

Financial Highlights Information
The financial highlights table is intended to help you understand the Fund's financial performance from the Funds inception (6/13/2002) through 5/31/2007 and reflects financial results for a single fund share. The total returns in the table represent the rate that an investor would have earned each year on an investment in the Fund (assuming the reinvestment of dividends and distributions). The information for the fiscal years ended May 31, 2004, 2005, 2006, and 2007 has been audited by Cohen Fund Audit Services, Ltd. (formerly known as Cohen McCurdy, Ltd.), whose report, along with the Fund's financial statements, is included in the Fund's Annual Report which is available upon request. Information for the period ended May 31, 2003 was audited by the Fund's previous auditors.

Selected data for a share outstanding throughout the period:

Year Ended:	5/31/07	5/31/06	5/31/05	5/31/04	6/13/02* - 5/31/03
Net Asset Value, at Beginning of Year	$17.27	$15.98	$14.67	$10.80	$10.00
Income From Investment Operations:					
Net Investment Income **	0.10	0.07	0.10	0.19	0.16
Net Gain on Securities (Realized and Unrealized)	2.90	1.26	2.04	3.85	0.73
Total from Investment Operations	3.00	1.33	2.14	4.04	0.89
Distributions from:					
Net Investment Income	-0.11	-0.03	-0.09	-0.17	-0.09
Capital Gains	-0.69	-0.01	-0.68	0.00	0.00
Return of Capital	0.00	0.00	-0.05	0.00	0.00
Total from Distributions	-0.80	-0.04	-0.82	-0.17	-0.09
Net Asset Value, at End of Year	$19.47	$17.27	$15.98	$14.67	$10.80
Total Return ***	17.90%	8.31%	14.38% (a)	37.52%	9.02%
Ratios/Supplemental Data:					
Net Assets at End of Year (Thousands)	$9,835	$8,038	$3,574	$969	$382
Before Reimbursement					
Ratio of Expenses to Average Net Assets	1.35%	1.35%	1.35%	1.35%	1.35% (b)
Ratio of Net Investment Income to Average Net Assets	0.56%	0.42%	0.14%	0.10%	0.42% (b)
After Reimbursement					
Ratio of Expenses to Average Net Assets	1.35%	1.35%	0.87%	0.00%	0.00% (b)
Ratio of Net Investment Income to Average Net Assets	0.56%	0.42%	0.62%	1.45%	1.76% (b)
Portfolio Turnover	64.65%	74.23%	39.74%	82.56%	13.26% (b)

* Commencement of Operations

** Net Investment Income/Loss per share amounts were calculated using the average share method.

*** Total return in the above table represents the rate that the investor would have earned or lost on an investment in the fund assuming reinvestment of dividends and is not annualized for periods of less than one year.

(a) Total return before the waiver of related party brokerage commissions of $392 is 14.38%.

(b) Annualized

Management, Organization, and Capital Structure of the Funds

Management

Board of Trustees
The Board of Trustees has overall responsibility for the management of the Funds. The Board formulates the policies and meets periodically to review the Funds' performance, monitor investment activities and practices and discuss matters affecting the Funds. Additional information regarding the Board of Trustees can be found in the Funds' Statement of Additional Information.

Adviser and Portfolio Management
Bragg Financial Advisors, Inc. ("BFA"), a registered investment adviser located at 100 Queens Road, Charlotte, NC 28204, is the Funds' investment adviser. Each Fund has retained BFA to provide management and investment advisory services. The Funds' Annual and Semi-Annual reports contain additional information describing the Board of Trustee's deliberations in approving the advisory agreement with BFA.

BFA provides investment management and supervision to individuals and institutions. The firm manages over $420 million on a discretionary basis. As compensation for the management and advisory services furnished to the Funds, BFA receives annually .95% of average daily net assets of Queens Road Value and 1.35% of average daily net assets of Queens Road Small Cap. These annual rates are accrued daily and paid monthly for each fund. These fees are reduced as certain net asset levels are reached, (see Fees and Expenses section in the Prospectus for further explanation.) BFA has contractually agreed to pay all operating expenses of each Fund except for brokerage, taxes, interest, litigation expenses, and other extraordinary expenses.

Portfolio Manager
Steve Scruggs is portfolio manager for the Queens Road Value Fund and the Queens Road Small Cap Value Fund. Mr. Scruggs is an employee of BFA and a Trustee of the Funds. Mr. Scruggs holds a Bachelor's Degree from North Carolina State University and an MBA from Wake Forest University. He is a CFA charter holder and member of the CFA Institute. He has been employed by BFA since January 2000.

The Funds Statement of Additional Information contains additional information regarding Mr. Scruggs' compensation, other accounts managed by Mr. Scruggs, and Mr. Scruggs' ownership of securities in the Funds.

Shareholder Information

Buying and Redeeming Shares

You pay no sales charge to purchase or sell (redeem) shares of a Fund. The date on which your purchase, redemption or exchange of shares is processed is the trade date, and the price used for the transaction is based on the next calculation of net asset value after the order is processed. The net asset value per share (NAV) for each Fund is calculated as of the close of regular trading on the New York Stock Exchange (generally 4 p.m. Eastern time) and is determined every day that the Exchange is open. Securities in each Fund's portfolio that primarily trade on a foreign exchange may change in value on a day that the Exchange is closed and the Fund's shareholders are not able to redeem shares in the Fund. If a Fund, its transfer agent or any other authorized agent receives your trade order by the close of regular trading on the NYSE, your order will receive that day's NAV. If your order is received after the close of regular trading, it will receive the next business day's NAV. If you place your order through a financial intermediary rather than with the Fund or its transfer agent directly, the financial intermediary is responsible for transmitting your order to the Fund's transfer agent in a timely manner.

You will receive a confirmation of each transaction and quarterly statements showing your balance and account activity. You should verify the accuracy of all transactions and statements as soon as you receive them.

Computing NAV

Net asset value (NAV) of each Fund is determined by calculating the total value of all portfolio securities, cash, other assets held by the Fund, and interest and dividends accrued and subtracting from that amount all liabilities, including accrued expenses. The net asset value of each Fund is divided by the total number of shares outstanding to determine each Fund's NAV. The NAV is calculated at the close of regular trading on the NYSE on each business day the exchange is open. If the exchange closes early, the fund will calculate NAV at that time.

For purposes of computing NAV each Fund uses the last reported sales price or quotation for portfolio securities, or if market quotations are not readily available, fair value will be determined in good faith by the Board of Trustees. If BFA believes, in good faith, that the market quotations provided do not accurately represent the value of a security, the security will be valued at fair value as determined in good faith according to the Fund's Pricing Policy approved by the Board of Trustees.

Transactions Through Third Parties

The Funds have authorized one or more brokers to receive purchase and redemption orders on its behalf. Such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Funds' behalf. The Funds will be deemed to have received a purchase or redemption order when an authorized broker, its authorized designee, receives the order. Customer orders will be priced at the applicable Fund's NAV next computed after they are received by an authorized broker or its authorized designee.

If you invest through a broker or other financial institution, the policies and fees charged by that institution may be different than those of the Funds. Brokers, advisers, retirement plans or others may charge transactions fees or set different minimum investments or limitations on buying or selling shares. Consult your financial representative if you have any questions about any such fees or imitations prior to buying or selling shares.

How to Purchase Shares

A minimum initial investment of $10,000 is required to open an account ($1000 for Traditional and Roth IRAs) with subsequent minimum investments of $1,000 ($50 for Traditional and Roth IRAs). Minimum initial investments may be waived if, in the investment adviser's opinion, doing so would be in the interest of all shareholders. For instance, if a group or class of investors would agree to invest amounts on a regular basis, such as in a 401k plan, or if the investment adviser has reason to believe that waiving the minimum would allow the Funds to attract more assets which would reduce the Funds operating expenses for all shareholders once certain asset levels are reached.

All orders are subject to acceptance, and we may reject purchases to protect other shareholders.

The Funds do not permit market timing. The Funds are intended for long-term investors. Frequent trading of Fund shares, also known as "market timing," is not permitted. Excessive trading into or out of a Fund may harm the Fund's performance by disrupting portfolio management strategies and by increasing expenses. Accordingly, if you engage in this type of activity a Fund may suspend or terminate your trading privileges. A Fund may consider a shareholder's history in any Fund, including trading history in other accounts under common ownership or control, in determining whether to suspend or terminate your trading privileges. All purchases are subject to acceptance by the Funds. The Funds reserve the right to reject any purchases it suspects to be market timing.

In an attempt to deter market timing, the Funds will use methods including:
· Selective monitoring of trade activity
· Broad authority to take discretionary action against market timers and against specific trades;
· Reliance on others (transfer agents, financial intermediaries, etc.) market timing detection practices.

Each of the methods involves subjective judgments that are consistent with shareholder interests. Furthermore, each of these methods involves some selectivity in their application. While the Funds will seek to take actions that will detect and prohibit market timing, the Funds do not represent that market timing can be completely eliminated in any fund. For instance, a Fund may not be able to identify or reasonably detect or deter market timing transactions that may be facilitated by financial intermediaries or made difficult to identify through the use of omnibus accounts by those intermediaries that transmit orders to the Fund on behalf of their customers who are beneficial owners. Although the Funds will take reasonable efforts to eliminate market timing transactions there can be no assurance that the systems and procedures of the Funds, the Funds' transfer agent, and financial intermediaries which submit orders to the Funds, will be able to monitor all trading activity.

Shareholders Accounts
When you invest in a Fund, the Transfer Agent will establish an account to which all full and fractional shares (to three decimal places) will be credited. Your purchase will receive the NAV next calculated after the Transfer Agent has received your order. The Fund will not issue share certificates evidencing shares of the Fund. Instead, your account will be credited with the number of shares purchased, relieving you of responsibility for safekeeping of certificates and the need to deliver them upon redemption.

Initial Purchase
The initial purchase may be made by check or by wire in the following manner:

By Check. You should complete and sign the account application which accompanies this Prospectus, and send it along with a check for the initial investment payable to the Queens Road Value Fund or Queens Road Small Cap Value Fund to:
Mutual Shareholder Services
8000 Towne Center Drive, Suite 400,
Broadview Heights, OH 44147
Please include on your check the name of the Fund you are investing in:

> Queens Road Value Fund
>   -or-
> Queens Road Small Cap Value Fund

By Wire. In order to expedite the investment of funds, you may advise your bank or broker to transmit funds via Federal Reserve Wire System to:
U.S.Bank, N.A.
ABA #0420-0001-3
Account #19945-8217

> f/b/o Queens Road Value Fund
>   - or -
> f/b/o Queens Road Small Cap Value Fund

Your name and account number (if available) should also be provided. Your bank may charge a fee for the wire transfer of funds, which is your responsibility.

Through Brokers. Each Fund may be made available through a network of brokers. Please check with your broker on the availability of the Funds.

Subsequent Purchases

You may make additional purchases in the following manner:

By Check. You should mail a check made payable to the Fund to the Transfer Agent. Include your account number on the check.

By Wire. Funds may be wired by following the previously stated instructions for an initial purchase.

An order confirmation will be mailed to you.

Automatic Investment Plan

The Automatic Investment Plan permits you to purchase shares of a Fund at monthly intervals, provided that your bank allows automatic withdrawals. At your option, the bank account that you designate will be debited by an amount that you specify, and such funds will be used to purchase shares of a Fund on a monthly basis. To participate in the Automatic Investment Plan, call the Transfer Agent at (800) 595-3088 to obtain the appropriate forms. The Automatic Investment Plan does not assure a profit and does not protect against loss in declining markets. You may terminate your participation with the Automatic Investment Plan at any time by notifying the Transfer Agent in writing.

Other Information Concerning Purchase of Shares

Each Fund reserves the right to reject any order, to cancel any order due to non-payment and to waive or lower the investment minimums with respect to any person or class of persons. If an order is canceled because of non-payment or because your check does not clear, you will be responsible for any loss that the Fund incurs. If you are already a shareholder, the Fund can redeem shares from your account to reimburse it for any loss. For purchases of $50,000 or more, the Fund may, in its discretion, require payment by wire or cashier's or certified check. For initial purchases, the Fund will not process a redemption of the purchased shares until clearance of the check deposited for that purchase. Cash, money orders and travelers checks are not accepted as payment for shares.

How to Redeem Shares

All shares of a Fund offered for redemption will be redeemed at the NAV of the Fund next determined after the Transfer Agent receives the redemption request that is in compliance with the requirements described in this section. Because each Fund's NAV will fluctuate as a result of changes in the market value of the Fund's portfolio securities, the amount you receive upon redemption may be more or less than the amount you paid for such Fund shares being redeemed. Redemption proceeds will be mailed to your registered address of record or, if the redemption proceeds are $5,000 or more, may be transmitted by wire, upon your written request to the Transfer Agent, to your pre-designated account at a domestic bank. You will be charged for the cost of such wire transfer. Fund redemption proceeds will be mailed generally within 7 days of receipt of the redemption request. Redemptions for fund shares will only be made after the check for the purchase of those fund shares has cleared payment.

Redemption by Mail

Shares may be redeemed by mail by writing directly to the Transfer Agent. The redemption request must be signed exactly as your name appears on the account application, with the signature guaranteed, and must include your account number. If Fund shares are owned by more than one person, the redemption request must be signed by all owners exactly as the names appear on the registration form. You should be able to obtain a signature guarantee from a bank, broker-dealer, credit union (if authorized under state law), securities exchange or association, clearing agency or savings association. A notary public is not an acceptable guarantor.

A request for redemption will not be processed until all the necessary documents have been received in proper form by the Transfer Agent. If you are in doubt as to what documents are required, you should contact the Transfer Agent at (800) 595-3088.

Other Information Concerning Redemption

Each Fund reserves the right to take up to seven days to make payment if, in the judgment of the Adviser, the Fund could be adversely affected by immediate payment. In addition, the right of redemption for a Fund may be suspended or the date of payment postponed for (a) any period (i) during which the New York Stock Exchange is closed other than customary weekend and holiday closings, or (ii) during which trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission; (b) any period during which an emergency exists, as determined by the Securities and Exchange Commission, as a result of which (i) disposal by a Fund of securities owned by it is not reasonably practicable, or (ii) it is not reasonably practicable for a Fund to fairly determine the value of its net assets; or (c) for such other periods as the SEC may by order permit for the protection of shareholders of a Fund. In determining whether any of the conditions for suspension of redemption are in effect, each Fund will be guided by the rules, regulations and pronouncements of the SEC.

Due to the high cost of maintaining accounts, each Fund has the right to redeem, upon not less than 30 days' written notice, all of your shares of the Fund if, through prior redemptions, your account has a net asset value of less than $5,000. You will be given at least 30 days' written notice prior to any involuntary redemption and during such period will be allowed to purchase additional shares to bring your account up to the applicable minimum balance before the redemption is processed.

The Funds have elected to be governed by Rule 18f-1 under the Investment Company Act of 1940 pursuant to which each Fund is obligated during any 90 day period to redeem shares for any one shareholder of record solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of the period. Should a redemption exceed such limitation, the Fund may deliver, in lieu of cash, readily marketable securities from its portfolio. The securities delivered will be selected at the sole discretion of the Fund, will not necessarily be representative of the entire portfolio and may be securities which the Fund would otherwise sell. The redeeming shareholder will usually incur brokerage costs in converting the securities to cash. The method of valuing securities used to make the redemptions in kind will be the same as the method of valuing portfolio securities and such valuation will be made as of the same time the redemption price is determined.

Distributions and Taxes

The Funds intend to qualify as "regulated investment companies" (RICs) under Sub-chapter M of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify, each Fund must, among other things, distribute each year substantially all of its net income and capital gains. Funds that qualify as RICs are not liable for taxes on their distributions.

Each Fund will declare and pay dividends and distributions from net investment income and net capital at least annually. All distributions will be reinvested in additional shares, unless you elect to receive distributions in cash. For Federal income tax purposes, distributions are treated the same whether they are received in cash or reinvested in additional shares. Shares become entitled to receive distributions on the day after the shares are issued.

Each Fund intends to operate in a manner such that it will not be liable for Federal income or excise tax. Distributions of net income including short-term capital gains are taxable to you as ordinary income. Distributions of long-term capital gain generally are taxable to you as long-term capital gain. Based on their investment strategies, the Funds anticipate that their distributions will consist primarily of capital gains. Distributions also may be subject to certain state and local taxes. If a Fund fails to qualify as a registered investment company in any year, distributions may be subject to double taxation. Please see the Statement of Additional Information for more information.

Avoid "Buying a Dividend"

If you buy shares just before the Fund deducts a distribution from its NAV, you will pay the full price for the shares and then receive a portion of the price back as a taxable distribution.

The sale or exchange of Fund shares is a taxable transaction for Federal income tax purposes.

Investment income received by a Fund may give rise to withholding and other taxes imposed by foreign countries. Each Fund intends, if possible, to operate so as to meet the requirements of the Code to "pass through" to its shareholders credits or deductions for foreign income taxes paid, but there can be no assurance that it will be able to do so. For further information, please see the Statement of Additional Information.

A fund may be required to withhold US federal income tax at the rate of 31% of all taxable distributions payable to you if you fail to provide the Fund with your correct taxpayer identification number or to make required certifications, or if you have been notified by the IRS that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your US Federal income tax liability.

The tax character of Fund distributions is determined at the Fund level and is not related to how long you have owned the Fund's shares. The following table describes in general how distributions are taxed at the federal level. (To qualify for the tax rates shown below for qualified dividend income, investors must satisfy certain holding period requirements with respect to their Fund shares.) The Fund's annual distributions normally consist primarily of capital gains.

Taxation of Distributions

Distribution	Rate for 10% & 15% Tax Bracket Investors	Rate for 25% & Higher Tax Bracket Investors
Qualified Dividend Income	5%	15%
Other Dividend Income	Ordinary Income Rate	Ordinary Income Rate
Short-Term Capital Gains	Ordinary Income Rate	Ordinary Income Rate
Long-Term Capital Gains	5%	15%

The above is only a summary of certain federal income tax consequences of investing in a Fund. Always consult a tax advisor with questions about federal, state or local tax consequences. The Statement of Additional Information includes a more detailed discussion of federal tax matters that may be relevant to a shareholder. Please see the Statement of Additional Information for more information.

Each year shortly after December 31, a Fund will send you tax information stating the amount and type of distributions paid during the year. Consult your personal tax adviser about the tax consequences of an investment in the Fund in your particular circumstances.

Shareholder Inquiries Should Be Directed To:
Mutual Shareholder Services
8000 Towne Center Drive, Suite 400
Broadview Heights, OH 44147
1-800-595-3088

Privacy Statement

We are committed to safeguarding the confidential information of our clients. We hold all personal information provided to our firm in strict confidence. These records include all personal information we collect from you in connection with any of the services we provide. We do not disclose information to non-affiliated third parties, except as required by law. We use the information provided by you to help you meet your financial goals. Our policy with respect to personal information is described below.

We collect non-public, personal information about you from the following sources: information we receive from you on applications or other forms, information about your transactions with us and our affiliates, which we obtain in the process of servicing your account. We do not disclose any non-public, personal information about our clients or former clients to anyone except as follows: 1.) when required   by law or securities industry regulation,   2.) when legally required to do so (such as in response to a subpoena), 3.) to prevent fraud or a crime, or 4.) to comply with a legally permitted inquiry by a government agency or a regulator. When non-public information is shared with a third party, they are not permitted to release, use, or transfer any customer information to any other party for their own purposes.

Additional Disclosure
· We do not provide personal information to mailing list vendors or solicitors for any purpose.
· We maintain a secure office and computer environment to ensure that your personal information is not placed at unreasonable risk.
· Employees are regularly trained on privacy and information security and on their obligation to protect customer information.

If you have any questions regarding the safekeeping of your personal information please contact us at (800) 595-3088. Thank you for investing with the Queens Road Mutual Funds.

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Queens Road Value Fund
Queens Road Small Cap Value Fund

Additional Information

Additional information about the Funds has been filed with the Securities and Exchange Commission (the "Commission") in a Statement of Additional Information dated the same date as this Prospectus. The Statement of Additional Information provides more detailed information about the Fund and is incorporated by reference into this Prospectus.

Contacting the Funds

If you would like to obtain a free copy of the Statement of Additional Information, Semi Annual or Annual Report or have any inquiries about the Funds, please contact the Funds' transfer agent, at (800) 595-3088. The information is also available on the Funds' website www.queensroadfunds.com. In the Funds' Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected each Fund's performance during the last fiscal year.

Contacting the Securities and Exchange Commission

Information about each Fund (including the SAI) can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission in Washington, D.C. You can call 202-942-8090 for information on the Public Reference Room's operations and copying charges.

You can receive copies of this information, after paying a duplicating fee,

By Writing to:
Public Reference Room
Securities and Exchange Commission
Washington, DC 20549-0102

Or, by Emailing:
publicinfo@sec.gov

Free access to reports and other information about the Funds is available from the EDGAR Database on the SEC's Internet site at http://www.sec.gov.

Bragg Capital Trust's Investment Company Act File No. 811-21073